116 West 23rd Street, 5th Floor, New York, NY 10011

July 19, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jeffrey Jaramillo

Re:          New Energy Systems Group (the “Company”)
Form 10-K for the fiscal year ended December 31, 2010
Filed March 28, 2011
File No. 001-34847

Dear Mr. Jeffrey Jaramillo:

We are responding to comments contained in the letter, dated April 28, 2011, from the United States Securities and Exchange Commission (the “SEC”) addressed to Junfeng Chen, the Company’s Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-K filed on March 28, 2011 (the “10-K”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the SEC’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.	We will continue to evaluate your response to prior comments 1 after you file the amendments to your Form 10-K and your Form 10-Q for the fiscal quarter ended March 31, 2010 mentioned in the response.

Response:

The Company filed its amendments with the SEC to its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010, on June 6, 2011.

Item 9A(T).  Controls and Procedures, page 21

116 West 23rd Street, 5th Floor, New York, NY 10011

2.	We will continue to evaluate your response to prior comments 3, 4 and 5 after you file the amendments mentioned in those responses. Also, please tell us when you plan to file the amendments.

Response:

Please refer to our Response #1.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Financial Statements, page 3

Notes to Consolidated Financial Statements, page 6

Note 14.  Acquisition of Anytone, Newpower and Unaudited Pro Forma Financial Information, page 17

3.
Refer to our prior comment 6.  We note you plan to file an amendment 2009 Form 10-K and amended Form 10-Q’s for each of your 2010 quarters in response to our prior comment.  We will evaluate your response to our prior comment after you file the amendments mentioned in your response.  Also, we see you acknowledge your filing obligations under Item 4.02 of Form 8-K but we request you specifically tell us when you intend to file any Item 4.02 of Form 8-K required as a result of the errors referenced in your responses to our prior comments.

Response:

Please refer to our Response #1.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 1

4.
With a view toward clarified disclosure in future filings, please tell us the nature and extent of the operations conducted by NewPower and Kim Fai at the time you acquired those entities.  Given the disclosure on page F-19 regarding the fair values of the assets you acquired and the amounts allocated to goodwill, it is unclear how those entities contributed the amounts of revenues disclosed on page 18.

Response:

With a view toward clarified disclosure in future filings, the nature and extent of the operations conducted by NewPower and Kim Fai at the time the Company acquired those entities is as follows:

At the time when the Company acquired NewPower, NewPower was a company engaging in manufacturing battery cells. Battery cells are also components of finished battery packs. NewPower produces approximately 45 million battery cells annually. Its products are primarily sold to the finished battery pack manufacturers in China such as E’Jenie.

116 West 23rd Street, 5th Floor, New York, NY 10011

Kim Fai primarily engaged in producing solar panels and other solar-related products such as solar lights, solar street lights, solar traffic lights, solar landscape lights, solar power system equipment and other solar application products. Its major customers are solar construction and installation firms who need solar panels or other solar related application products to be used in construction.

The reasons NewPower and Kim Fai were able to contribute the amounts of revenues disclosed on page 18 are: 1) the production volumes of NewPower did not reach the maximum level at the time of our acquisition; and 2) Kim Fai’s assets was sufficient to support its production volume at the time of acquisition. In addition, as a result of the PRC’s advocating of development and utilizing“new energy” products, which ultimately provided support to the new energy industry, and our efforts on expansion of new markets and customers’ base, our sales increased accordingly.

Operating Expenses, page 18

5.
Please tell us, and revise future applicable filings to clarify, how your revenues increased by more than $68 million but your selling expenses increased by less than $300,000, particularly given the employees and products you added as a result of the acquisitions mentioned on pages 3 and 4.

Response:

Our revenues increased by more than $68 million but our selling expenses increased by less than $300,000 because: 1) we reclassified certain selling expenses into cost of goods sold, such as battery labeling in 2010; and 2) we integrated our selling and marketing strategy, shared human resource and market information and distribution channels of our existing subsidiaries with our newly acquired subsidiaries, which improved efficiency of our combined selling expenses.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

6.
With a view towards revised disclosure in future filings, please discuss for us the reasons for the significant increase in your revenues during fiscal 2010.  Further, as we note that your accounts receivable at December 31, 2010 only increased slightly relative to the increase in your revenues, discuss your ability to collect timely on sales made during the period and whether this represented a change in collection patterns/payment rates of your receivables – i.e., did you experience faster payment rates on your account receivables in period.  Discuss the reasons for any change in collection patterns/payment rates of your accounts receivable.

Response:

116 West 23rd Street, 5th Floor, New York, NY 10011

The main reason for the significant increase in sales was due to the acquisition of Anytone, New Power and Kim Fai.  Anytone was acquired in December of 2009, which brought in $42.52 million sales in 2010; New Power was acquired in January of 2010 which brought in $23.34 million sales in 2010; and Kim Fai was acquired in November of 2010, which brought in $3.09 million sales in 2010. The total sales from these three new acquired companies were $68.95 million, which lead to a rapid growth in sales during 2010.

The slight increase in account receivables at December 31, 2010 while revenue increased significantly was mainly due to the restructuring of E’Jenie production by ceasing the manufacture and selling of battery since the end of 2010 and concentrating on the manufacture of battery cell. Accordingly, account receivables from two major battery customers decreased by $4.5 million. In 2010, 19% of the total sales of the Company were from these two customers and their credit term was 90 days. From the end of 2010, the Company shortened the credit term with one of these two major customers from 90 days to 60 days and decreased the sales to the other major customer by replacing them with newly developed customers with shorter credit terms, which resulted in a significant increase in sales but slight increase in account receivables.

Critical Accounting Policies, page 20

7.
We see that your goodwill balance is approximately $60 million as of December 31, 2010, which accounts for more than 50% of your total assets.  Given the significance of goodwill to your total assets, in future filings, please revise this section to include a discussion of the significant estimates and assumptions you make relating to goodwill, including your annual assessment of goodwill impairment.

Response:

In future filings, we’ll revise the section of “Critical Accounting Policies” in the Management’s Discussion and Analysis section to include a discussion of the significant estimates and assumptions we make relating to goodwill, including our annual assessment of goodwill impairment as following:

Goodwill is the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. Under SFAS No. 142, “Goodwill and Other Intangible Assets (“SFAS 142”) (codified in FASB ASC Topic 350), goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds its fair value, with the fair value of the reporting unit determined using discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. At December 31, 2010, the Company determined there was no impairment to the goodwill.

116 West 23rd Street, 5th Floor, New York, NY 10011

8.
In a related matter, we see that as of the date of this letter your market capitalization is well below your book value at December 31, 2010.  Please tell us whether any of your reporting units are at risk of failing step one of any impairment assessment.  In future filings, please provide the following disclosures for each reporting unit that is at risk of failing step one:

●	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
●	Amount of goodwill allocated to the reporting unit;
●	Description of the methods and key assumptions used and how the key assumptions were determined;
●
Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

●	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response:

At December 31, 2010, our consolidated book value of total assets was $110.43 million; our market capitalization was $130.11 million at December 31, 2010 and $62.95 million at the date of the SEC letter of April 28, 2011, respectively.  However, we don’t think any of our reporting units are at risk of failing step one of any impairment assessment.

Goodwill impairment testing is done in two discrete steps.  For Step 1: The fair market value of the reporting unit is calculated. This valuation is done as of a specific date and must be repeated annually at the same time each year. The fair market value is compared to the carrying value of the reporting unit. If the fair market value is equal to or greater than the unit’s carrying value, then goodwill of the reporting unit is not considered to be impaired. Thus, Step 2 of the impairment test is not necessary. Alternatively, “if the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any”.

The management believes that the carrying value of each reporting unit is less than the fair market value of each reporting unit at December 31, 2010 as shown in attached, thus, step 2 of the impairment test is not necessary.  In future filings, we’ll provide required disclosures for each reporting unit that is at risk of failing step one, if there is any.

Item 8.  Financial Statements and Supplementary Data, page 21

Consolidated Financial Statements, page F-1

116 West 23rd Street, 5th Floor, New York, NY 10011

Note 2 – Summary of Significant Accounting Policies, page F-8

Supplemental Cash Flow Disclosures, page F-9

9.
Tell us what you mean by the disclosures “Cash from operating, investing and financing activities excluded the effect of the acquisition of NewPower and Kim Fai on January 12, 2010 and November 10, 2010, respectively”.  Since the referenced acquisitions occurred in fiscal 2010, please explain to us your conclusion that the statements of cash flows should not include the effect of these acquisitions.  Revise your disclosure as necessary in future filings to clarify how the acquisitions are reflected in your 2010 statement of cash flows.

Response:

“Cash from operating, investing and financing activities excluded the effect of the acquisition of NewPower and Kim Fai on January 12, 2010 and November 10, 2010, respectively” means “cash from operating, investing and financing activities from changes in assets and liabilities, was net of the acquisition of NewPower and Kim Fai on January 12, 2010 and November 10, 2010, respectively”.  The net change of each account in the consolidated balance sheet between the beginning and ending balance sheet date presented (December 31, 2009 and December 31, 2010) would not be the same as the decrease / increase of each account in the cash flow statement because the beginning balance of the consolidated balance sheet (December 31, 2009) didn’t include the accounts of NewPower and Kim Fai but the ending balance of the consolidated balance sheet (December 31, 2010) did include it as a result of the acquisition, while in the cash flow statement, the change of each account included the effect of the assets acquired and liabilities assumed at acquisition date.  We will revise our disclosure in future filings to clarify.

Goodwill, page F-12

10.
We note that goodwill represents 54.8% of your total assets at December 31, 2010 and at that date your market capitalization appeared to be well below your book value.  To help us understand your conclusion that your goodwill was not impaired at December 31, 2010, please provide us with a summary of the tests you performed during your annual assessment for goodwill impairment and explain how the results of your analysis support your conclusion.

Response:

We performed the tests during the assessment for goodwill impairment as follows:

1)	Compare fair value of reporting unit to carrying values on books.
2)	If fair value of reporting unit >carrying value, no impairment.
3)	If fair value of reporting unit <carrying value, measure the impairment loss.
a)	Calculate implied fair value of goodwill.
i.	Estimate fair value of all identifiable assets/liabilities.
ii.	Estimate the fair value of the reporting unit.
iii.	Calculate implied goodwill (ii. less i above).
b)	Compare implied carrying value of goodwill to carrying value of the goodwill.
i.	If implied goodwill<carrying value goodwill, write down the carrying value to the implied amount and record a loss.

116 West 23rd Street, 5th Floor, New York, NY 10011

Management believes that in the absence of a quoted market price for each standalone reporting unit, a present value technique is the best available technique to measure the fair value of a reporting unit, accordingly the Company uses discounted cash flow analysis (income approach) to determine the fair value of each reporting unit. Based on the attached analysis, the management concluded that the fair value of each reporting unit was greater than the carrying value on books, thus no impairment need to be recorded.

11.	We noted you indicated that the fair value of your reporting units is determined using a discounted cash flow analysis (income approach).

●
Tell us how you validate the reasonableness of the fair values determined when evaluating your individual reporting units for impairment.  For example, tell us whether you reconcile the fair values determined in your analyses to your total market capitalization.

●
In circumstances where an entity has multiple reporting units, and all reporting units have goodwill that are tested for impairment, a tool that could be used to validate the reasonableness of the fair values determined for the individual reporting units is a reconciliation of the total fair values of the reporting units, to the market capitalization of the company, adjusted for any control premium as deemed appropriate.  If you do not perform such an analysis, please indicate whether this is due to the fact that such an analysis cannot be easily performed (for example, because not all of your reporting units contain goodwill or there were not triggers of impairment at each of your reporting units at each of the times you tested goodwill for impairment), or whether you don’t believe such an analysis is meaningful.

●	Additionally, if such an analysis is not performed, please tell us whether you perform any other procedures to evaluate the reasonableness of the fair value of the reporting units.

●
If such an analysis is performed, please tell us the results of your procedures, including a discussion of any control premium assumed in the analysis, and how the reasonableness of that premium was evaluated.

Response:

We had an appraisal firm evaluate the fair values of each reporting unit by discounted cash flow analysis.  We assess the reasonableness of the assumption used including cash flow assumptions in view of our past and expected future performance. We believe the discount rate used is reasonable considering the nature of our business. However, we wouldn’t be able to validate the reasonableness of the fair values by reconciling the fair value determined to our total market capitalization as the market perception of Chinese companies’ stock in the current environment is not a fair valuation of New Energy.

We didn’t reconcile the total fair values of the reporting units to the market capitalization of the Company as we don’t believe the analysis is meaningful as a result of current market’s negative perception toward Chinese company stocks; not all of our reporting units contain goodwill and there was no indication of impairment at each of our reporting units at the time of our test.

We didn’t perform any other procedures to evaluate the reasonableness of the fair value of the reporting unit.

116 West 23rd Street, 5th Floor, New York, NY 10011

Note 13 – Segment Reporting, page F-18

12.
We see you indicate herein you have two operating segments – (i) battery components manufacture and (ii) battery assembly and distribution.  However, we see that in this note and in your statements of income you also present amounts in a line item titled “solar.”  Please tell us what the amounts presented in the solar caption represents.  Similarly, clarify for us whether amounts presented in the captions entitled “Battery” and “Battery shell and cover” represent your two reportable segments (i) battery components manufacture and (ii) battery assembly and distribution, respectively.  Finally, please reconcile for us the conflicting disclosure that you have two operating segments and the three lines of business presented in this note and in your statements of income.  Explain to us how your disclosure is compliant with the guidance at FASB ASC 280.

Response:

The amount in the “Solar” caption represents amounts of our other product: solar panel.  The amounts presented in the captions entitled “Battery” and “Battery shell and cover” represent our two original reportable segments: battery components manufacture and battery assembly and distribution.  We had the third reportable segment – solar panel, as a result of acquisition of KimFai.  We’ve revised our disclosure of Segment Reporting in 10K/A, which was filed with SEC on June 23, 2011.

The three operating segments were determined based on the nature of the products offered.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.  The Company's chief executive and chief financial officers were identified as the chief operating decision makers.  The Company’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability, cash flows, and other measurement factors of each respective segment.

The Company evaluates performance based on several factors, of which the primary financial measure is business segment income before taxes.  The segments’ accounting policies are the same as those described in the summary of significant accounting policies.  The disclosure of segment reporting is prepared based on ASC-280-10-50-20 through 31.

116 West 23rd Street, 5th Floor, New York, NY 10011

Note 14 – Acquisition and Unaudited Pro Forms Information, page F-18

13.
We note your 2009 and 2010 acquisitions resulted in a significant increase in the amount of goodwill in your balance sheets.  We also note you disclosed herein for both 2010 acquisitions that “The Company expects synergy from combining the operations”.  Please revise future filings to include a qualitative description of the factors that make up  the goodwill recognized, such as expected synergies from combining operations of the acquire and the acquirer, intangible assets that do not qualify for separate recognition, or other factors.  Refer to the guidance at FASB ASC 805-30-50-1(a).

Response:

We’ll revise our future filings to include a qualitative description of the factors that make up the goodwill recognized.

Item 11.  Executive Compensation, page 28

14.	Given the information in the table, please tell us how your affiliates intend to fund the $1 million share repurchase that was publicly announced after your annual report on Form 10-K was filed.

Response:

Our Chairman, CEO and CFO intend to purchase an aggregate of approximately $1 Million of our stock via open market purchases with funds from their respective personal funds, which include their salaries earned from the Company along with other sources of income.

Item 13.  Certain Relationships and Related Transactions…, page 31

15.
We note your response to comment 6 from our letter dated January 6, 2011 in your letter dated February 2, 2011.  We also note your disclosure on page 31.  Please revise future filings to clarify the name of the related person; the amount involved in each transaction with each related person, including the reason for any increase in outstanding balances; any amounts paid during the periods presented; and the amounts outstanding.

116 West 23rd Street, 5th Floor, New York, NY 10011

Response:

The Company hereby undertakes to revise future filings to clarify the names of the related person, the amounts involved in each transaction with each related person, including the reason for any increase in outstanding balances, and any amounts paid during the periods presented, and the amounts outstanding.

Item 15.  Exhibits, Financial Statement Schedules, page 32

16.
Please file as exhibits your share exchange agreement dated November 19, 2009 with Anytone International (H.K.) Co., Ltd. and Shenzhen Anytone-Technology Co., Ltd. and your share exchange agreement dated December 11, 2009 with Shenzhen NewPower Technology Co., Ltd., mentioned on page 2.

Response:

The Company will file as exhibits its Share Exchange Agreement, dated November 19, 2009, with Anytone International (H.K.) Co., Ltd. and Shenzhen Anytone-Technology Co., Ltd. and its Share Exchange Agreement, dated December 11, 2009 with Shenzhen NewPower Technology Co., Ltd.

17.	It appears neither exhibit you filed pursuant to Regulation S-K Item 601(b)(23) is from your current auditor. Please amend to file the consent of your current auditor.

116 West 23rd Street, 5th Floor, New York, NY 10011

Response:

The Company will file the consent of our current auditor pursuant to Regulation S-K Item 601(b)(23).

The Company acknowledges that that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Junfeng Chen
Junfeng Chen
Chief Financial Officer